UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               SEA CONTAINERS LTD.
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                                (Name of Issuer)

                   Class A Common Shares, par value $.01 each
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                         (Title of Class of Securities)

                                   811371 70 7
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                                 (CUSIP Number)

                                 Robert M. Riggs
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 811371 70 7

1     NAME OF REPORTING PERSON:  James B. Sherwood
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): Not
      Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [ ]
                                                          (b) [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS:  PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF        7     SOLE VOTING POWER: 1,024,096 Shares*
   SHARES
 BENEFICIALLY      8     SHARED VOTING POWER:   -0-
  OWNED BY
EACH REPORTING     9     SOLE DISPOSITIVE POWER: 1,024,096 Shares*
 PERSON WITH
                   10    SHARED DISPOSITIVE POWER: -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 1,024,096 Shares*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.00%

14     TYPE OF REPORTING PERSON: IN

___________________

* Consisting of 978,596 shares issuable upon conversion of Class B Common Shares, 15,000 shares issuable upon exercise of stock options granted under SCL's 1997 Stock Option Plan, and 30,500 shares held directly.

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



        The following is Amendment No. 4 to the Statement on Schedule 13D of James B. Sherwood relating to his beneficial ownership of the Class A Common Shares, par value $.01 each (the "SCL A Shares") of Sea Containers Ltd., a Bermuda company ("SCL").

        This Amendment No. 4 is being filed to report (i) Mr. Sherwood's open market sales on August 21, 2001, August 27 and September 6, 10, 11, 12, 26 and 27, 2002, of 69,211 SCL A Shares, and (ii) Mr. Sherwood's open market purchase of 30,500 SCL A Shares on April 11, 14, 15 and 16, 2003. Except as amended below, the information in the Schedule 13D of Mr. Sherwood as previously amended remains substantially unchanged and in full effect.

Item 3. Source and Amount of Funds or Other Consideration

        ITEM 3 IS HEREBY AMENDED TO ADD THE FOLLOWING:

        The aggregate purchase price of the 9,800 SCL A Shares purchased by Mr. Sherwood on April 11, 2003, was $67,816 (not including brokers' commissions and fees). The aggregate purchase price of the 500 SCL A Shares purchased by Mr. Sherwood on April 14, 2003, was $3,480 (not including brokers' commissions and fees). The aggregate purchase price of the 200 SCL A Shares purchased by Mr. Sherwood on April 15, 2003, was $1,404 (not including brokers' commissions ac xnd fees). The aggregate purchase price of the 20,000 SCL A Shares purchased by Mr. Sherwood on April 16, 2003, was $140,400 (not including brokers' commissions and fees). All of the foregoing amounts were paid from Mr. Sherwood's personal funds. No part of such amount was represented by borrowed funds or other consideration.

Item 4. Purpose of Transaction

        ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING:

        All the acquisitions by Mr. Sherwood of the SCL A Shares reported herein were for investment purposes only. Mr. Sherwood may continue to purchase SCL A Shares for investment purposes in the future if he deems it appropriate.


Item 5. Interest in the Securities of the Issuer

        ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ
        IN ITS ENTIRETY AS FOLLOWS:

        (a) and (b) Mr. Sherwood currently may be deemed the beneficial owner of 1,024,096 SCL A Shares, or approximately 5.00% of those outstanding. These shares consist of (i) 978,596 SCL A Shares issuable upon conversion of a like number of SCL's Class B Common Shares, par value $.01 each ("SCL B Shares"), of which Mr. Sherwood is the direct owner, (ii) 15,000 SCL A Shares

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


issuable upon exercise of stock options granted to him under SCL's 1997 Stock Option Plan, and (iii) 30,500 SCL A Shares acquired on April 11, 14, 15 and 16, 2003.

        The foregoing does not include an aggregate of 12,900,000 SCL A Shares issuable upon conversion of a like number of SCL B Shares owned by Contender 2 Ltd., a Bermuda company and a wholly-owned subsidiary of SCL ("Contender"). Under Bermuda law, the shares owned by subsidiaries are outstanding and may be voted. Voting and dispositive power with respect to the SCL B Shares owned of record by Contender is exercised by Contender's board of directors, of which Mr. Sherwood is a member. Accordingly, Mr. Sherwood could be deemed to share beneficial ownership of the SCL B Shares owned by Contender, as well as the 12,900,000 SCL A Shares into which such SCL B Shares are convertible. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Mr. Sherwood disclaims that he is the beneficial owner of the SCL B Shares owned by Contender for purposes of Section 13(d) or (g) of the said Act, as well as the SCL A Shares into which such SCL B Shares are convertible.

        (c) The following table sets forth all sales and purchases of the SCL A Shares which have been effected by Mr. Sherwood since the filing of Amendment No. 3 to this Statement. All such sales were brokers' transactions on the New York Stock Exchange.


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



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     Date of sale      Date of Purchase   Number of shares   Price per share*
     ------------      ----------------   ----------------   ---------------
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       8/21/2001               -                5,011             $17.25
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       8/27/2002               -                7,600             $11.93
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        9/6/2002               -                3,500             $11.65
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       9/10/2002               -                7,700             $11.09
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       9/11/2002               -               10,100             $11.09
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       9/12/2002               -                1,000             $11.08
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       9/26/2002               -               30,000             $10.39
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       9/27/2002               -                4,300             $10.57
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           -               4/11/2003            9,800              $6.92
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           -               4/14/2003             500               $6.96
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           -               4/15/2003             200               $7.02
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           -               4/16/2003           20,000              $7.02
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* Does not include brokers' commissions.
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        (d) No person other than Mr. Sherwood has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the SCL A Shares beneficially owned by him.

        (e) As a result of the sales of SCL A Shares described in Item 5(c) above, on September 27, 2002, Mr. Sherwood ceased to be the beneficial owner of more than five percent of the outstanding SCL A Shares. However, as a result of the purchases described in Item 5(c) above, on April 16, 2003, Mr. Sherwood again became an owner of more than five percent of the outstanding SCL A Shares.



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



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 2, 2003


                                            /s/ J.B. Sherwood
                                            ------------------
                                            James B. Sherwood





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